Exhibit 6.3

RAMP EXECUTIVE CONSULTING GROUP INC. #880-580 Hornby St., Vancouver, B.C. Canada V6C 3B6	Tel: +1.604.639.3890 ramp-ecg.com

July 6, 2020

Via Email : mark@veritransfer.io ; mark@lawson.net

Mark Lawson, President

VeriTransfer Inc.

1859 Whitney Mesa Drive

Henderson, NV. 89104

Dear Mark:

Re: Business Advisory and Fractional CFO Engagement Letter

Thank you for the opportunity to provide business advisory and fractional CFO services to Veritransfer Inc. ( the “Company” or “you”).

Given your goal of raising USD $10 million, utilizing the Regulation A exemption and your desire to add financial bench strength to the board of directors and senior management team by engaging the services of an interim Chief Financial Officer, the RAMP Executive Consulting Group Inc. (“RAMP” or “me” or “I”) is excited about assisting you in this process.

As discussed, my proposal included herein is separate from one that Matt Anderson will provide to you under Malispina Consulting. Although we have a connection through a shareholder relationship, currently we work independently and through separate entities.

As we pointed out, Matt’s forte and strength is geared towards providing his clients with day to day “controllership” and compliance services for private and public companies. Whereas my involvement and value I can bring to the Company is working with you and the board of directors at the strategic CFO level.

Preliminarily, based on my discussions with you, the Company is seeking the following Fractional CFO and business advisory and financial services:

●	overseeing and assisting you with driving the internal and external teams responsible for preparing and filing the REG A and completing the audit of the Company's 2018 and 2019 financials under US GAAP;
●	providing business and financial advisory matters that will arise during the process;
●	ultimately helping you raise the $10 Million USD in equity funding; and
●	Other business and advisory services as requested by you or the Company

The activities and tasks associated with this engagement will include the following:

1.	In the position of interim CFO, review and tweak where necessary, the Company’s business plan and financial model to reflect your current and planned road map, pre and post funding. Note that the Slide deck is very well done, so it is assumed that the support for the business plan and financial projections may only require a cursory review of the timing of the key milestones, the updating of the financial model as necessary and the vetting of the Cash Flow projections and Use of Proceeds associated with the REG A raise.

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2.	Assist you, Matt Anderson/Joanne Joanna Zheng of Malaspina and DM-t with the preparation and audit of the 2018 and 2019 year end statements and Notes and the preparation of interim statements for 2020 required to be included in the REG A Filing documents.

3.	Work with Crowdcheck and yourself in the drafting and preparation of the REG A Offering Statement and Filings with the SEC.

4.	As you will be raising funds from the public under the REG A exemption, work with you and the board to ensure that best practices relating to corporate governance is being followed, board committee structures are in place, risk management (D&O Insurance) addressed, reporting, decision making, risk management and deal making capabilities are set up and being followed that will provide investors with comfort that their investment is in good hands.

5.	When you and the board of directors consider the option of going public, the Company will have been operating as a “Pubco” which will reduce the transition gymnastics as well as costs.

6.	Although you are well down the road of deciding the capital structure and valuation pre and post money, work with you to determine optimal capital structure of equity, convertible debt, bank financing, types and classes of shares (super voting, subordinated voting, common), granting of stock options to board members and key management responsible for driving growth, profits and increasing enterprise value; prepare a dilution schedule tied to each tranche of money raised.

7.	Presentation to potential investors, brokers, investment bankers via road shows, Zoom etc. as CFO (Interim).

I agree to perform my services in a professional and objective manner.

Term of Engagement

The Engagement will commence on the Commencement Date, and will expire 12 months from the Commencement Date (the “Term”). Both parties have the option to extend the Engagement for a further 12 months post the expiry date.

Professional Fees

For this service, RAMP’s standard hourly rate for US clients ranges between $200-$275 USD per hour, plus applicable taxes. For purposes of this engagement, as a gesture of goodwill and recognizing that there is a budget constraint until funds are raised, I am prepared to reduce my hourly rate to $200 USD.

Effective from the signing of this engagement letter, we agree to the following terms:

●	The hourly rate to be USD $200.00

●	The hours per month to be capped at 30 hours for the first 90 days

●	The monthly cash compensation to be capped at USD $6,000 payable as follows:

○	Semi-monthly billings at USD $3,000

○	Approved out of pocket expenses - billed monthly

●	As discussed, we will review the status of the work when my fees reach $6,000 for any 30 day period, at which time we can make a determination to proceed further in the review as necessary and at your discretion.

●	Any hours in excess of 30 hours per month are to be approved by Veritransfer (Mark Lawson, President)

●	Any monthly compensation paid in excess of USD $6,000 per month to be paid in equity ie. common shares of Veritransfer Inc.

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Bonus and Incentive Compensation - based upon my contribution to success as the Company’s Interim CFO and business advisor.

Specific objectives and bonus to be mutually agreed to and determined and may include the following:

●	Completion of the 2018 and 2019 audit by an agreed upon date or earlier;

●	Cost savings such as legal fees associated with the Reg A application process;

●	D&O Insurance coverage and fee efficiencies;

●	Other financial and administrative savings associated with business, recommended and initiated by Ralph Proceviat

In the event that there are any material changes in the affairs of the Company that require significant revisions and updating to the Company’s Business Plan and associated Financial Model during this assignment, additional fees for such work will be discussed with you and agreed upon at that time.

Any disbursements / out of pocket expenses incurred when performing my services will be invoiced in addition to my consulting fee. I will seek prior approval by you of these expenses.

Upon acceptance of this engagement, a retainer equal to the first month’s $6,000 fee will be required to start the Engagement. I will perform my work to the retainer and bill the Company once the retainer has been reached and in accordance with the semi-monthly billing schedule noted above. My Retainer Invoice and wiring instructions will accompany this letter upon acceptance. If for any reason I am instructed by the Company to cease work, all professional fees over any minimum and retained amounts shown, based on the amount of time expended, and expenses incurred to that date, will become due and payable.

Indemnity Against Third Party Liability

Except for any willful misconduct or gross negligence by RAMP and me, the Company agrees to indemnify RAMP and/or Ralph Proceviat in the role of interim CFO, to the fullest extent permitted by law against all liabilities, losses, claims, demands and reasonable expenses, including but not limited to legal fees and expenses and internal management time and administrative costs, brought against us by any party or person whatsoever, in connection with or arising out of the Engagement.

Independent Contractor Status

RAMP shall perform all services under this Agreement as “independent contractor” and not as employee or agent of the Company. RAMP is not authorized to assume or create any obligation or responsibility, express or implied, on behalf of, or in the name of the Company, to bind the Company in any manner.

RAMP shall have the right to control and determine the time, place, methods, manner and means of performing the services. In performing the services, the amount of time devoted by Ralph Proceviat on any given day will be entirely within RAMP’s control, and the Company will rely on RAMP and Ralph Proceviat to put in the amount of time necessary to fulfill the requirements of this Agreement.

Governing Law

Applicable law - this Contract shall be governed by and interpreted in accordance with the laws of Canada and the Province of British Columbia, as set forth in this Letter of Engagement and the Canadian Courts shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning the Contract and any matter arising from it. The parties irrevocably waive any right they may have to object to any action being brought in those Courts, to claim that the action has been brought to an inconvenient forum or to claim that those Courts do not have jurisdiction.

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Confidentiality

I shall maintain the confidentiality of all Confidential Information disclosed to me and shall take all necessary precautions against unauthorised disclosure of the Confidential Information. I shall not directly or indirectly disclose, allow access to, transmit or transfer any Confidential Information to any third party without the prior written consent of the Company. I shall not use or copy any Confidential Information except as may be reasonably required to provide the services.

Acknowledgement and Acceptance

Please acknowledge your acceptance of the terms of our engagement by signing the confirmation below and returning a copy of this letter to me at the above address via email. If you have any questions regarding this letter, the scope of the work or the attached terms and conditions, please do not hesitate to contact me.

I look forward to working with you on this assignment.

Yours very truly

RAMP Executive Consulting Group Inc.

“Ralph Proceviat”

Per:	Ralph Proceviat, CPA, CA

Co-Founder

rproceviat@ramp-ecg.com

604-220-6297 (Cell)

Confirmation of Terms of Engagement

Having read the above Letter of Engagement from RAMP Executive Consulting Group Inc. we agree to appoint Ralph Proceviat of the RAMP Executive Consulting Group Inc. as Interim CFO and business advisory upon the terms set out therein.

On behalf of Veritransfer Inc.

Signed:

Mark Lawson

President & Director

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